Exhibit 99.1

TARENA ANNOUNCES NEW CHIEF EXECUTIVE OFFICER AND BOARD COMMITTEE CHANGES

BEIJING, April 9, 2020 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), today announced that its board of directors (the “Board”) has appointed Mr. Yongji Sun as the Company’s Chief Executive Officer, effective on April 9, 2020. While resigning from the position of chief executive officer, Mr. Shaoyun Han, founder of the Company, will continue to serve on the Board.

Mr. Sun has served as an independent director of the Company since April 2014. Mr. Sun currently serves as the Chairman of Dilato Infotech Ltd. Between 2011 and 2014, Mr. Sun served as the Chief Executive Officer of Shangxue Education Technology Inc. Between 2005 and 2011, Mr. Sun served as Executive Vice President at Pactera Technology International Ltd., or Pactera (a Nasdaq listed company from 2010 to 2014). Prior to joining Pactera in November 2005, Mr. Sun co-founded Ensemble International Ltd. in 2002 and served as its Chief Executive Officer from 2003 to 2005. He founded and served as Chief Executive Officer of Newland Network Co. from 2000 to 2002. He established China R&D Center for Lotus Development Corporation (Lotus was later acquired by IBM) in 1993 and served as its R&D head until 1998. Mr. Sun received his bachelor’s degree in Computer Science from North-East Machinery Institute in 1985, master’s degree in Computer Science from Nanjing Aerospace & Aeronautic University in 1988, and MBA from Babson College, MA, U.S.A in 2000.

Mr. Shaoyun Han commented, “We are pleased to welcome Mr. Sun as Tarena’s new Chief Executive Officer. His prior contributions to the Company, broad executive level experience and deep knowledge of China’s IT and education industries make him an ideal leader in helping to guide Tarena through the next stages of its transformation and further strengthening the Company’s leadership position in our industry.”

In addition to the new chief executive officer appointment, the Board has determined that Mr. Jianguang Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and is an independent director of the Company. In his new capacity as Chief Executive Officer, Mr. Yongji Sun will become a non-independent director of the Company, and he will step down from the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board. The Board has appointed Mr. Li to replace Mr. Sun as the chairperson of the nominating and corporate governance committee, and a member of the audit committee and the compensation committee. These changes are effective on April 9, 2020.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Tarena's filings with the Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers child education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn